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                                                     SEC FILE NUMBER
                                                         000-25277
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                                                       CUSIP NUMBER
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D
[_] Form N-SAR [_] Form N-CSR

For the period ended: February 28, 2007

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the transition period ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I-REGISTRANT INFORMATION
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Full Name of Registrant:                    Herborium Group, Inc..
                                            ----------------------
Former Name if Applicable:                  Pacific Magtron International Corp.
                                            -----------------------------------
Address of Principal Executive Office       3 Oak Street
(Street and Number):                        ------------

City, State and Zip Code:                   Teaneck,  New Jersey 07666
                                            --------------------------

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PART II-RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N - SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's independent accountants have not been able to complete the review of the financial statements for the quarter ended February 28, 2007 and the 10-QSB within the prescribed time period.

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PART IV-OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification:

      Dr. Agnes P. Olszewski              201               836-2424
      ----------------------              ---               --------

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              (Name)                   (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                  [X] Yes [_] No
If the answer is no, identify report(s).

..

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Please see exhibit A attached hereto.
                      -------------------------------------

                              Herborium Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2007                         By:  /s/ Dr. Agnes P. Olszewski
      --------------                              --------------------------
                                                  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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

                                                                       Exhibit A

                              HERBORIUM GROUP, INC.

                            ATTACHMENT TO FORM 12b-25

            Part (IV)(3) Anticipated Changes in Results of Operations
            ---------------------------------------------------------

Net sales for the three months ended February 28, 2007 were $215,000 compared to $163,000 for the three months ended February 28, 2006, and gross profit increased to $139,000 for the three months ended February 28, 2007 from $92,000 for the three months ended February 28, 2006, with gross margin increasing to 64.7% from 56.2%. Total operating expenses increased to $223,000 for the three months ended February 28, 2007, from $141,000 for the three months ended February 28, 2006, with a net loss amounting to $95,000 for the current period compared to $60,000 for the earlier period.